UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teekay Tankers Ltd.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
Y8565N 102
(CUSIP Number)
Arthur J. Bensler
Bayside House, Bayside Executive Park
West Bay Street & Blake Road, P.O. Box AP 59212
Nassau, Bahamas, Tel: (242) 502-8820

with a copy to:

David Matheson, Esq.
Perkins Coie, LLP, 1120 NW Couch Street, 10th Floor
Portland, Oregon 97209
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	Y8565N 102	Page	2	of	9

1	NAMES OF REPORTING PERSONS Teekay Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

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6	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of The Marshall Islands

	7	SOLE VOTING POWER

NUMBER OF		13,500,000 shares of Class A common stock *

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,500,000 shares of Class A common stock *

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,500,000 shares of Class A common stock *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	As described in Items 3 and 4 below, upon the closing of the initial public offering (the “Offering”) by Teekay Tankers Ltd. (the “Issuer”) of shares of its Class A common stock (“Class A Common Shares”), the Reporting Person, through its wholly-owned subsidiary, Teekay Holdings Limited, beneficially owns 1,000,000 Class A Common Shares and 12,500,000 shares of Class B common stock (“Class B Common Shares”). The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.

Item 1.  Security and Issuer
     This Schedule 13D relates to shares of Class A common stock (the “Class A Common Shares”) of Teekay Tankers Ltd., a corporation organized under the laws of the Republic of The Marshall Islands (the “Issuer”), with principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, Bahamas.
Item 2.  Identity and Background
     This Schedule 13D relates to Teekay Corporation, a corporation existing under the laws of the Republic of The Marshall Islands (the “Reporting Person”), with its principal executive offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59212, Nassau, Bahamas. The Reporting Person is principally engaged in the business of international crude oil and petroleum product transportation services.
     The name, principal occupation or employment and principal business address and citizenship of each director and executive officer of the Reporting Person are as set forth on Schedule A.
     In the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals set forth on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any action as a result of which it or such individual is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration
     The Reporting Person formed the Issuer as a Marshall Islands corporation to own and operate certain assets and businesses previously owned and operated by the Reporting Person and its subsidiaries. Prior to the closing of the Issuer’s initial public offering (the “Offering”) of Class A Common Shares, the Reporting Person contributed certain assets and liabilities to the Issuer in exchange for 12,500,000 shares of Class B common stock (the “Class B Common Shares”) of the Issuer, 2,500,000 Class A Common Shares and a non-interest bearing promissory note that was repaid with proceeds from the Offering.
     In connection with the Offering, the underwriters were granted the right to purchase up to 1,500,000 Class A Common Shares from the Issuer solely to cover over-allotments. The underwriters exercised this over-allotment option on December 14, 2007. In connection with the exercise of the underwriters’ over-allotment option, the Company redeemed 1,500,000 Class A Common Shares held by the Reporting Person. As a result, at the closing of the Offering, the Reporting Person held 1,000,000 Class A Common Shares and 12,500,000 Class B Common Shares of the Issuer. The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.
Item 4.  Purpose of Transaction
     The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above.
     The Reporting Person beneficially owns 12,500,000 Class B Common Shares and 1,000,000 Class A Common Shares. Each Class B Common Share has five votes per share and each Class A Common Share has one vote per share. However, the voting power of the Class B Common Shares is limited such that the aggregate voting power of all Class B Common Shares outstanding can at no time exceed 49% of the voting power of the Issuer’s Class A Common Shares and Class B Common Shares, voting together as a single class. The Reporting Person currently holds, indirectly, Class A Common Shares and Class B Common Shares representing 53.1% of the voting power of the Issuer’s capital stock. Due to the level of its ownership of voting stock, the Reporting Person has the ability to exercise substantial control and influence over the Issuer’s management and affairs.

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     The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below.
     As of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the following actions, except as disclosed herein and except that the Reporting Person or its affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional Class A Common Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the Class A Common Shares now owned or hereafter acquired by them to one or more purchasers:
•	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

•	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

•	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•	any material change in the present capitalization or dividend policy of the Issuer;

•	any other material change in the Issuer’s business or corporate structure;

•	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

•	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

•	any action similar to any of those enumerated above.
     The Reporting Person, through its indirect control of the Issuer and its subsidiaries, will be able to prevent the Issuer and its subsidiaries from taking certain significant actions without the approval of the Reporting Person. These actions include:
•	certain acquisitions, borrowings and capital expenditures by the Issuer or its subsidiaries

•	issuances of equity interests in the Issuer or its subsidiaries; and

•	certain dispositions of equity interests in, or assets of, the Issuer or the Issuer’s subsidiaries.

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Item 5.  Interest in Securities of the Issuer
     (a)  The Reporting Person beneficially owns 1,000,000 Class A Common Shares, representing 8.0% of the outstanding Class A Common Shares of the Issuer. The Reporting Person also beneficially owns 12,500,000 Class B Common Shares of the Issuer, representing 100% of the Issuer’s Class B Common Shares. The Class B Common Shares are convertible into Class A Common Shares on a one-for-one basis, at any time at the election of the Reporting Person, and automatically upon the occurrence of certain events, as discussed in Item 6 below. On an as-converted basis, the Reporting Person is the beneficial owner of 54% of the voting power of the Issuer’s capital stock.
     (b)  The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Class A Common Shares and Class B Common Shares owned by the Reporting Person.
     (c)  Except as described herein, the Reporting Person has not effected any transactions in the Class A Common Shares during the past 60 days.
     (d)  Except for the cash distribution described in Item 6 below, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Common Shares beneficially owned by the Reporting Person.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference in this Item 6.
     Contribution, Conveyance and Assumption Agreement
     Under the terms of a Contribution, Conveyance and Assumption Agreement, dated December 18, 2007, entered into among the Issuer, Teekay Holdings Limited, a wholly-owned subsidiary of the Reporting Person, and the Reporting Person (the “Contribution Agreement”), among other things:
•	The Issuer will have the right to purchase from the Reporting Person, within 18 months following the completion of the Offering, up to four existing oil tankers at a price equal to the fair market value of the oil tankers at the time of the offer.

•	The Reporting Person and its other affiliates may engage (and will have no duty to refrain from engaging) in the same or similar activities or lines of business as the Issuer, and the Issuer will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter in which the Reporting Person or any of its other affiliates engages or seeks to engage merely because the Issuer engages in the same or similar activities or lines of business.
•	If the Reporting Person or any of its other affiliates acquires knowledge of a potential business opportunity that may be deemed to constitute a corporate opportunity of both the Reporting Person and the Issuer, then the Reporting Person may pursue or acquire such business opportunity for itself or another person or entity; and

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•	any business opportunity of which any person who is an officer or director of the Reporting Person (or any of its other affiliates) and of the Issuer becomes aware shall be a business opportunity of the Reporting Person.
     Voting Power
     The Reporting Person owns indirectly all of the outstanding shares of the Issuer’s Class B Common Shares. Each Class B Common Share entitles the holder thereof to five votes on matters presented to stockholders, while each Class A Common Share entitles the holder thereof to only one vote on such matters. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of the Issuer’s outstanding Class A Common Shares and Class B Common Shares, voting together as a single class. The Reporting Person currently holds, indirectly, Class A Common Shares and Class B Common Shares representing 53.1% of the voting power of the Issuer’s capital stock. Due to the level of its ownership of voting stock, the Reporting Person has the ability to exercise substantial control and influence over the Issuer’s management and affairs.
     Conversion of Class B Common Stock
     Class B Common Shares may be converted into Class A Common Shares at any time at the election of the Reporting Person. In addition, (a) upon any transfer of shares of Class B Common Shares to a holder other than the Reporting Person or its affiliates or any successor to the Reporting Person’s business or to all or substantially all of its assets, or (b) if the aggregate number of outstanding Class A Common Shares and Class B Common Shares beneficially owned by the Reporting Person and its affiliates falls below 15% of the aggregate number of outstanding shares of the Issuer’s common stock, the Class B Common Shares will automatically convert into Class A Common Shares. All such conversions will be effected on a one to one basis.
     Registration Rights
     Pursuant to a Registration Rights Agreement dated December 18, 2007, the Reporting Person has the right, subject to certain terms and conditions, to require the Issuer, on up to three separate occasions following the first anniversary of the Offering, to register under the Act Class A Common Shares, including Class A Common Shares issuable upon conversion of Class B Common Shares, held by the Reporting Person and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of common stock by the Issuer.

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Item 7.  Material to Be Filed as Exhibits
     Contribution, Conveyance and Assumption Agreement (filed as Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on December 11, 2007 (No. 333-147798) and incorporated by reference herein in its entirety).
     Registration Rights Agreement (filed as Exhibit 4.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form F-1, filed with the Commission on December 11, 2007 (No. 333-147798) and incorporated by reference herein in its entirety).
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 28, 2007

TEEKAY CORPORATION
/s/ Arthur J. Bensler
Name:	Arthur J. Bensler
Title:	Executive Vice President

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SCHEDULE A
Directors and Executive Officers of Teekay:

Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
C. Sean Day, Director and Chairman of the Board	President Seagin International LLC 3 Pickwick Plaza, Suite 2 Greenwich, Connecticut, USA 06830	United States

Bjorn Moller, Director, President and Chief Executive Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Axel Karlshoej, Director and Chairman Emeritus	President Nordic Industries, Inc. 1437 Furneaux Road Olivehurst, California, USA 95961	Denmark

James (Rod) Clark, Director	President and Chief Operating Officer Baker Hughes Incorporated 2929 Allen Parkway, 26th Floor Houston, Texas, USA 77019	United States

Dr. Ian D. Blackburne, Director	130 Blues Point Road McMahons Point, NSW 2060, Australia	Australia

Peter S. Janson, Director	500 Avenue Road, Suite 1107 Toronto, ON M4V 2J6 Canada	Canada

Thomas Kuo-Yuen Hsu, Director	Executive Director Expedo & Company (London) Ltd. 40 George Street London, United Kingdom, W1U 7DW	United Kingdom

Eileen A. Mercier, Director	Finvoy Management Inc. 199 Cranbrooke Avenue Toronto, ON M5M 1M6 Canada	Canada

Tore I. Sandvold, Director	Sandvold Energy AS c/o E.ONRuhrgas AG Stortingsgaten 8 0161 Oslo Norway	Norway

Peter Evensen, EVP and Chief Strategy Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United States

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Principal Occupation or Employment
Name and Position	and Principal Business Address	Citizenship
David Glendinning, President, Teekay Gas Services, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Graham Westgarth, President, Teekay Marine Services, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Arthur J. Bensler, EVP, Secretary and General Counsel	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Kenneth Hvid, President, Teekay Navion Shuttle Tankers and Offshore, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Denmark

Vincent Lok, EVP and Chief Financial Officer	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

Paul Wogan, President, Teekay Tanker Services, a division of Teekay Corporation	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	United Kingdom

Bruce Chan, EVP, Corporate Resources	Teekay Shipping (Canada) Ltd. Suite 2000, Bentall 5 550 Burrard Street Vancouver B.C. V6C 2K2 Canada	Canada

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